Filed Pursuant to Rule 424B2
Registration No. 333-90952

Prospectus Supplement to Prospectus Dated September 11, 2002

$40,000,000
5.625% Insured Senior Notes due October 1, 2017

$25,000,000

6.80% Senior Notes due October 1, 2032

      The 15-year senior notes will mature on October 1, 2017 and bear interest at a rate of 5.625% per year. However, we can redeem the 15-year senior notes at our option on or after October 1, 2005 in whole or in part at 100% of the principal amount being redeemed plus any accrued interest to the redemption date.

      Our timely payment of the regularly scheduled payments of the principal of and interest on the 15-year senior notes when due will be insured by a financial guaranty insurance policy to be issued by Ambac Assurance Corporation simultaneously with the delivery of the 15-year senior notes.

      The 30-year senior notes will mature on October 1, 2032 and bear interest at a rate of 6.80% per year. However, we can redeem the 30-year senior notes at our option on or after October 1, 2007 in whole or in part at 100% of the principal amount being redeemed plus any accrued interest to the redemption date.

      Regularly scheduled payments of the principal of and interest on the 30-year senior notes will not be insured. Accordingly, these payments will be the sole obligation of Otter Tail Corporation.

      Interest on the 15-year senior notes and the 30-year senior notes, which we refer to collectively as the “senior notes,” is payable on January 1, April 1, July 1 and October 1 of each year, beginning on January 1, 2003, and at maturity or earlier redemption.

       Investing in the senior notes involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Public offering	Underwriting	Proceeds to
	price (1)	discount (2)	us (3)

Per 15-year senior note	100.00%	2.30%	97.70%
Total	$40,000,000	$920,000	$39,080,000
Per 30-year senior note	100.00%	3.15%	96.85%
Total	$25,000,000	$787,500	$24,212,500

(1)	Plus accrued interest, if any, from the date of original issue.

(2)	We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3)	Before deducting expenses, including payment of the initial insurance premium for the 15-year senior notes, payable by us estimated at $650,000.

      We expect that the senior notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about September 27, 2002.

A.G. Edwards & Sons, Inc.

Edward D. Jones & Co., L.P.

Robert W. Baird & Co.

The date of this prospectus supplement is September 23, 2002.

About This Prospectus Supplement
Otter Tail Corporation
Selected Consolidated Financial Data
Use of Proceeds
Capitalization
Description of the Senior Notes
The Insurance Policy Relating to the 15-Year Senior Notes and the Insurer
Underwriting
Validity of the Senior Notes
Experts

About This Prospectus
Otter Tail Corporation
Ratios of Earnings to Fixed Charges
Selected Consolidated Financial Data
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Use of Proceeds
Description of Debt Securities
Plan of Distribution
Validity of Debt Securities
Experts
Where You Can Find More Information

Prospectus Supplement

About This Prospectus Supplement	S-3
Otter Tail Corporation	S-3
Selected Consolidated Financial Data	S-5
Use of Proceeds	S-7
Capitalization	S-7
Description of the Senior Notes	S-8
The Insurance Policy Relating to the 15-Year Senior Notes and the Insurer	S-14
Underwriting	S-18
Validity of the Senior Notes	S-19
Experts	S-19
Appendix A — Form of Insurance Policy Relating to the 15-Year Senior Notes	A-1
Prospectus

About This Prospectus	3
Otter Tail Corporation	3
Ratios of Earnings to Fixed Charges	4
Selected Consolidated Financial Data	5
Risk Factors	7
Cautionary Statement Regarding Forward-Looking Statements	10
Use of Proceeds	11
Description of Debt Securities	11
Plan of Distribution	25
Validity of Debt Securities	26
Experts	27
Where You Can Find More Information	27

About This Prospectus Supplement

       This prospectus supplement contains information about Otter Tail Corporation and the terms of this offering and the senior notes being offered. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, offering to sell the senior notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

Otter Tail Corporation

       Otter Tail Corporation and its subsidiaries have operations in 48 states and 6 Canadian provinces. Our businesses have been classified into five segments: Electric, Plastics, Health Services, Manufacturing and Other Business Operations.

•	Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company. The electric utility operations have been our primary business since incorporation. Since 1990, we have diversified and made significant investments in the other segments.

•	Plastics consists of businesses producing polyvinyl chloride pipe in the Upper Midwest and Southwest regions of the United States.

•	Health Services consists of businesses involved in the sale of diagnostic medical equipment, supplies and accessories. These businesses also provide service maintenance, mobile diagnostic imaging, mobile positron emission tomography and nuclear medicine imaging, portable x-ray imaging and interim rental of diagnostic medical imaging equipment to various medical institutions located in 31 states.

•	Manufacturing consists of businesses in the following manufacturing activities: production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto repair industry, custom plastic pallets, material and handling trays, horticultural containers, fabrication of steel products, contract machining and metal parts stamping and fabrication. These businesses are located primarily in the Upper Midwest and Utah.

•	Other Business Operations consist of businesses in electrical and telephone construction contracting, transportation, telecommunications, entertainment and energy services and natural gas marketing as well as the portion of corporate administrative and general expenses that are not allocated to other segments. These businesses operate primarily in the Upper Midwest, except for the transportation company which operates in 48 states and 6 Canadian provinces.

      Our electric operations are operated as a division of Otter Tail Corporation and our energy services and natural gas marketing operations are operated as indirect subsidiaries of Otter Tail Corporation. Substantially all the other businesses are owned by our wholly-owned subsidiary, Varistar Corporation.

      Otter Tail Corporation was incorporated in 1907 under the laws of the State of Minnesota. Our principal executive office is located at 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496 and our telephone number is (866) 410-8780. References in this prospectus supplement to “Otter Tail Corporation,” “we,” “us” and “our” refer to Otter Tail Corporation excluding its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

Selected Consolidated Financial Data

       The selected consolidated financial data presented below are derived from our consolidated financial statements and related notes. This information is qualified in its entirety by and should be read together with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1997	1998(1)	1999(2)(3)	2000(3)	2001	2001	2002

	(in thousands, except ratios and per share am					ount(unaudited)
Operating revenues	$399,327	$433,152	$489,244	$586,931	$654,132	$316,986	$334,305
Special charges	—	9,522	—	—	—	—	—
Cumulative change in accounting principle	—	3,819	—	—	—	—	—
Net income(4)	32,346	34,520	45,295	41,042	43,603	21,157	20,619
Basic earnings per share(4)(5)(6)	1.29	1.36	1.75	1.59	1.69	0.82	0.81
Diluted earnings per share(4)(5)(6)	1.29	1.36	1.75	1.59	1.68	0.82	0.81
Cash flow from operations	69,398	63,959	81,850	61,761	77,529	30,766	35,654
Capital expenditures	41,973	29,289	35,245	46,273	53,596	23,119	40,162
Total assets	655,441	655,612	694,341	737,708	782,541	752,242	837,189
Long-term debt	189,973	181,046	180,159	195,128	227,360	191,608	225,587
Redeemable preferred stock	18,000	18,000	18,000	18,000	—	—	—
Return on average common equity(7)	14.9%	15.0%	18.4%	15.4%	15.5%	15.3%	14.9%
Dividends per common share(6)	$0.93	$0.96	$0.99	$1.02	$1.04	$0.52	$0.53
Common shares outstanding — year end(6)	23,462	23,759	24,571	24,574	24,653	24,588	25,322
Ratios of earnings to fixed charges(8)	3.31	3.51	4.86	3.96	4.24	4.13	3.82

(1)	In the first quarter of 1998, we changed our method of electric revenue recognition in the States of Minnesota and South Dakota from meter-reading dates to energy-delivery dates. Basic and diluted earnings per share includes 16 cents per share related to the cumulative effect of the change in accounting principle. The ratio of earnings to fixed charges for 1998 excludes the cumulative effect of the change in accounting.

(2)	During 1999 we sold radio station assets for a net gain of $8.1 million or 34 cents per share. The ratio of earnings to fixed charges for 1999 includes a pre-tax gain of approximately $14.5 million from that sale.

(3)	Restated to reflect the effects of two 2001 acquisitions accounted for under the pooling-of-interests method. The impact of the poolings on years prior to 1999 is not material.

(4)	On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS 142 provides that goodwill and other intangible assets with indefinite useful lives should not be amortized, but tested for impairment at least on an annual basis. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the

Impairment or Disposal of Long-Lived Assets. We determined that as of January 1, 2002 goodwill was not impaired.

Adjusted net income, basic earnings per share and diluted earnings per share for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 prepared in accordance with the transitional disclosures required by SFAS 142 are as follows: adjusted net income was $46,836,094 for 1999, $44,206,573 for 2000, $46,052,242 for 2001 and $22,351,264 for the six months ended June 30, 2001; adjusted basic earnings per share was $1.82 for 1999, $1.72 for 2000, $1.79 for 2001 and $0.87 for the six months ended June 30, 2001; and adjusted diluted earnings per share was $1.82 for 1999, $1.72 for 2000, $1.77 for 2001 and $0.86 for the six months ended June 30, 2001. Net income is the same as income from continuing operations for the periods presented.

(5)	Based on average number of shares outstanding.

(6)	Per-share data reflect the effect of a two-for-one stock split effective March 15, 2000.

(7)	For the six months ended June 30, 2001 and 2002, the returns on average common equity are computed on a 12-month trailing basis.

(8)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest on long-term debt, amortization of debt expense, premium and discount, and the portion of interest expense on operating leases we believe to be representative of the interest factor.

Use of Proceeds

       The net proceeds of this offering, after deducting underwriting discounts and expenses, are estimated to be approximately $62.6 million. We intend to use $18.2 million of the net proceeds to repay short-term debt that we borrowed under our line of credit to pay at maturity our 7.25% Series First Mortgage Bonds due August 1, 2002, and approximately $28.5 million of the net proceeds to redeem prior to maturity $27.3 million principal amount of our 8.25% Series First Mortgage Bonds due August 1, 2022. After the redemption of these first mortgage bonds, we will have no first mortgage bonds currently outstanding. The balance of the net proceeds will be used to repay short-term debt that we borrowed under our line of credit primarily to finance a portion of the costs relating to our new gas-fired combustion turbine plant. At June 30, 2002, our line of credit borrowings had a weighted average interest rate of 2.255% and a weighted average remaining maturity of 29 days.

Capitalization

       The following table sets forth our cash and cash equivalents and consolidated capitalization (including short-term debt) as of June 30, 2002. The “As Adjusted” column shows our cash and cash equivalents and consolidated capitalization (including short-term debt) after giving effect to the issuance of the senior notes offered by this prospectus supplement and the application of the net proceeds as described under “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2002

	Actual	As Adjusted

	(dollars in thousands)
Cash and cash equivalents	$998	$998

Short-term debt:
Line of credit borrowings	$20,000	$4,100
Sinking fund requirements and current maturities of long-term debt	29,439	11,239

Total short-term debt	49,439	15,339
Long-term debt:
Long-term debt, net of sinking fund requirements and current maturities	225,587	198,287
5.625% Insured Senior Notes due October 1, 2017	–	40,000
6.80% Senior Notes due October 1, 2032	–	25,000

Total long-term debt	225,587	263,287
Cumulative preferred shares	15,500	15,500
Common shareholders’ equity:
Common stock, $5.00 par value; 50,000,000 shares authorized; 25,321,860 issued and outstanding at June 30, 2002	126,609	126,609
Premium on common shares	17,915	17,915
Unearned compensation	(2,600)	(2,600)
Retained earnings	163,657	163,657
Accumulated other comprehensive loss	(1,975)	(1,975)

Total common shareholders’ equity	303,606	303,606

Total capitalization	$594,132	$597,732

Description of the Senior Notes

       The following summary of the particular terms of the senior notes offered by this prospectus supplement supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption “Description of Debt Securities” in the accompanying prospectus.

General

      We will issue the 15-year senior notes and the 30-year senior notes as two separate series of debt securities under the indenture dated as of November 1, 1997 between us and U.S. Bank National Association (formerly First Trust National Association), as trustee. The indenture does not limit the aggregate principal amount of debt securities that we may issue under it at any time. We may, without the consent of the holders of senior notes of either series, issue additional senior notes of that series having the same ranking and the same interest rate, maturity and other terms (except issue price) as the senior notes of that series being offered. Any additional senior notes having the same terms, together with the senior notes of that series in this offering, will constitute a single series of senior notes under the indenture.

      We will issue the senior notes only in fully registered, book-entry form without coupons, in denominations of $1,000 and integral multiples of $1,000. We expect that payments of principal of and interest on the senior notes will be made in accordance with the procedures of The Depository Trust Company, or DTC, and its participants in effect from time to time. The senior notes may be transferred or exchanged only through a participating member of DTC. See “— Book-Entry System.” The senior notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

Ranking

      The senior notes will be our unsecured and unsubordinated obligations and will rank equally and ratably with our other current and future unsecured and unsubordinated debt. As of June 30, 2002, we had approximately $179.4 million of debt that would have ranked equally with the senior notes offered by this prospectus supplement, including $50 million of debt securities outstanding under the indenture. The senior notes will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure this debt), including our outstanding first mortgage bonds, totaling $45.5 million at June 30, 2002. As described under “Use of Proceeds,” $18.2 million of our outstanding first mortgage bonds as of June 30, 2002 have been retired and the balance will be redeemed prior to maturity with a portion of the net proceeds from this offering. In addition, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the senior notes will be effectively subordinated to debt and other obligations at the subsidiary level because, as the common shareholder of our direct and indirect subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. As of June 30, 2002, our subsidiaries had approximately $30.7 million of aggregate outstanding debt. The indenture does not restrict the amount of debt that we or our subsidiaries may incur, including secured debt.

15-Year Senior Notes

      Maturity. The 15-year senior notes will initially be issued in the aggregate principal amount of $40,000,000. The entire principal amount of the 15-year senior notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to the maturity date, on October 1, 2017. If the maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day and without any interest or other payment for that delay.

      Interest. Each 15-year senior note will bear interest at 5.625% per year from the date of original issuance, payable quarterly in arrears on the first day of each January, April, July and October. The initial interest payment date is January 1, 2003. We will pay interest to the person in whose name the 15-year senior note is registered as of the close of business on the fifteenth calendar day of the month preceding the month in which the applicable interest payment date falls and at maturity or earlier redemption, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date is not a business day, then payment of interest will be made on the next business day and without any interest or other payment for that delay. In addition, if there has been a default in the payment of interest on any 15-year senior note, this defaulted interest may be payable to the holder of that note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by us for payment of this defaulted interest.

      Optional Redemption. We may, at our option, redeem the 15-year senior notes, in whole or in part, without premium, from time to time on or after October 1, 2005 upon not less than 30 nor more than 60 days’ prior written notice. The redemption price will be equal to 100% of the principal amount being redeemed plus any unpaid interest accrued to the redemption date. Our right to redeem the 15-year senior notes is independent of our right to redeem the 30-year senior notes described below. Accordingly, we have the right to redeem either the 15-year senior notes or the 30-year senior notes in whole or in part without redeeming the other series.

      Special Insurance Provisions. Our timely payment of the principal of and interest on the 15-year senior notes when due will be insured by a financial guaranty insurance policy issued by Ambac Assurance. See “The Insurance Policy Relating to the 15-Year Senior Notes and the Insurer” for more information about the insurance policy and Ambac Assurance. Subject to the provisions of the indenture, so long as Ambac Assurance is not in default under the insurance policy, Ambac Assurance will be entitled to control and direct the enforcement of all rights and remedies with respect to the 15-year senior notes upon the occurrence and continuation of an event of default under the indenture. In addition, as long as Ambac Assurance is not in default under the insurance policy, Ambac Assurance’s consent will be required for the taking of any action that requires the consent of holders of the 15-year senior notes under the indenture. No provisions of the indenture expressly recognizing or granting rights in or to Ambac Assurance may be amended in any manner that materially affects the rights of Ambac Assurance without the prior written consent of Ambac Assurance.

      Events of Default. In addition to the events of default described under “Description of Debt Securities — Events of Default” in the accompanying prospectus, the occurrence and continuance of an event of default under the insurance agreement between us and Ambac Assurance will constitute an event of default under the indenture with respect to the 15-year senior notes. An event of default under the insurance agreement includes any of the following:

•	our default on certain payment obligations under the insurance agreement;

•	our failure to observe certain representations and covenants under the insurance agreement; or

•	certain bankruptcy events relating to us.

30-Year Senior Notes

      Maturity. The 30-year senior notes will initially be issued in the aggregate principal amount of $25,000,000. The entire principal amount of the 30-year senior notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to the maturity date, on October 1, 2032. If the maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day and without any interest or other payment for that delay. Regularly scheduled payments of the principal of and interest on the 30-year senior notes will not be insured. Accordingly, these payments will be the sole obligation of Otter Tail Corporation.

      Interest. Each 30-year senior note will bear interest at 6.80% per year from the date of original issuance, payable quarterly in arrears on the first day of each January, April, July and October. The initial interest payment date is January 1, 2003. We will pay interest to the person in whose name the 30-year senior note is registered as of the close of business on the fifteenth calendar day of the month preceding the month in which the applicable interest payment date falls and at maturity or earlier redemption, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date is not a business day, then payment of interest will be made on the next business day and without any interest or other payment for that delay. In addition, if there has been a default in the payment of interest on any 30-year senior note, this defaulted interest may be payable to the holder of that note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by us for payment of this defaulted interest.

      Optional Redemption. We may, at our option, redeem the 30-year senior notes, in whole or in part, without premium, from time to time on or after October 1, 2007 upon not less than 30 nor more than 60 days’ prior written notice. The redemption price will be equal to 100% of the principal amount being redeemed plus any unpaid interest accrued to the redemption date. Our right to redeem the 30-year senior notes is independent of our right to redeem the 15-year senior notes described above. Accordingly, we have the right to redeem either the 30-year senior notes or the 15-year senior notes in whole or in part without redeeming the other series.

Defeasance

      In some circumstances, we may elect to discharge our obligations on the senior notes of either series through defeasance. See “Description of Debt Securities — Defeasance” in the accompanying prospectus for more information about how we may do this. This defeasance and discharge will become effective after we have, among other things, delivered to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the senior notes of that series to recognize income, gain or loss for United States federal income tax purposes and that the holders of the senior notes will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case but for the deposit, based on a change in federal income tax law after the date of the issuance of the senior notes, or a copy of a ruling or other formal statement or action to that effect received from or published by the United States Internal Revenue Service.

Book-Entry System

      We will issue the senior notes in book-entry form. Each series of senior notes will be represented by one or more permanent global notes in definitive fully registered form. DTC will act as securities depositary for the senior notes. Each global note will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee designated by DTC.

      So long as DTC or its nominee is the registered owner of a global note, DTC or the nominee will be considered the sole record owner or holder of the senior notes represented by that global note for all purposes under the indenture and the senior notes. Except as provided below under the caption “— Certificated Notes,” owners of beneficial interests in a global note will not be entitled to have the senior notes registered in their names, will not be entitled to receive the senior notes in the form of a physical certificate and will not be considered the owners or holders of the senior notes under the indenture. Accordingly, each person owning a beneficial interest in a global note must rely on DTC’s procedures and, if that person is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that person owns its interest, to exercise any rights of a holder under the indenture.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act.

      DTC holds securities for its participants and facilitates the clearance and settlement of securities transactions among participants through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of senior notes must be made by or through direct participants, which will receive a credit for the senior notes in book-entry form on DTC’s records. The ownership interest of each actual purchaser of each senior note represented by a global note is, in turn, to be recorded on the records of direct participants and indirect participants. Owners of beneficial interests in a global note will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a global note are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all global notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of global notes with DTC and their registration in the name of Cede & Co. has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes. DTC’s records reflect only the identity of the direct participants to whose accounts the global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      The delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices will be sent to Cede & Co., as registered holder of the global notes. If less than all of the senior notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the applicable record date, identified in a listing attached to the omnibus proxy.

      Payments of principal of and interest on the global notes will be made in immediately available funds to DTC or its nominee. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by DTC’s participants to owners of beneficial interests in the global note will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in the names of nominees of those customers, and will be the responsibility of the participant and not of DTC, the trustee, the underwriters or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments on the global notes to Cede & Co. is our responsibility and that of the trustee. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to beneficial owners is the responsibility of direct and indirect participants.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC. We believe that the information is reliable, but neither we nor the underwriters take any responsibility for its accuracy or completeness.

      Neither we, the trustee, the underwriters nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

Certificated Notes

      We will exchange interests in a global note for physical certificates representing the senior notes of a series only if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes or it ceases to be a clearing agency registered under the Securities Exchange Act, and, in either case, we have not appointed a successor depositary within 90 days of that notice;

•	an event of default on the senior notes of that series has occurred and is continuing; or

•	we decide not to have the senior notes of that series represented by global notes.

Same-Day Settlement and Payment

      Settlement for the senior notes will be made by the underwriters in immediately available funds. So long as the senior notes are represented by the global notes, the senior notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the senior notes will therefore be required by DTC to settle in immediately available funds.

Description of Other Indebtedness

      In December 2001, we sold $90 million aggregate principal amount of 6.63% senior notes due 2011, which will rank equally and ratably with the senior notes being offered by this prospectus supplement. Our obligations under the 6.63% senior notes are guaranteed by Varistar Corporation, our wholly-owned subsidiary. In addition, the 6.63% senior notes contain an investment grade put that would require us to prepay the 6.63% senior notes with a make-whole premium if our senior unsecured debt is rated below BBB- by Standard and Poor’s, a Division of The McGraw-Hill Companies, Inc., or Baa3 by Moody’s Investors Service, Inc. In the event we issue additional first mortgage bonds under our first mortgage indenture, concurrent with the issuance, we are required under the terms of the 6.63% senior notes to exchange the 6.63% senior notes for a new series of first mortgage bonds with substantially identical terms.

      On May 1, 2002, we established a new $50 million line of credit. The line of credit bears interest at the rate of LIBOR plus 0.5% and expires on April 30, 2003. Any borrowings under this line of credit will rank equally and ratably with the senior notes being offered by this prospectus supplement. Our obligations under the line of credit are guaranteed by Varistar Corporation. The line of credit also provides for accelerated repayment in the event our long term, unsecured and unsubordinated debt is rated below BBB-by Standard & Poor’s or Baa3 by Moody’s. Our senior unsecured debt is currently rated A by Standard & Poor’s and A2 by Moody’s.

      Our 6.63% senior notes and the line of credit contain a number of covenants that, collectively, restrict our ability, with significant exceptions, to: engage in mergers or consolidations; dispose of assets; create liens on assets; engage in transactions with our affiliates; take any action which would result in a decrease in our or our material subsidiary’s ownership interest in any subsidiary; redeem our stock or any of our subsidiary’s stock and pay dividends on our stock; make investments, loans or advances; guaranty the obligations of other persons or agree to maintain the net worth or working capital of, or provide funds to satisfy any other financial test applicable to, any other person; and enter into a contract that requires payment to be made by us whether or not delivery of the materials, supplies or services is ever made under the contract. In addition, under our 6.63% senior notes and the line of credit, we are required to comply with specified financial covenants, including maintaining a debt-to-total capitalization ratio not in excess of 60%, a secured debt to total capitalization ratio of 20% (only with respect to our 6.63% senior notes) and an interest and dividend coverage ratio of at least 1.5 to 1. We were in compliance with these covenants as of June 30, 2002. If we breach any of these covenants or restrictions, it could result in an event of default under our 6.63% senior notes and line of credit, but would not directly result in an event of default under the indenture or the senior notes being offered by this prospectus supplement. In addition, the line of credit includes a cross-default provision for defaults of any indebtedness in excess of $5 million of ours or a material subsidiary of ours and the 6.63% senior notes include cross-default provisions for payment defaults of any indebtedness of at least $10 million of ours or a significant subsidiary of ours and for non-payment defaults of any such indebtedness which result in the acceleration of payment of such indebtedness.

      The occurrence of an event of default under either the line of credit or our 6.63% senior notes would permit our line of credit lenders to declare all amounts borrowed under the line of credit to be due and payable, together with accrued and unpaid interest, and to terminate their commitments to make further loans under our line of credit. The occurrence of an event of default under either the line of credit (if it related to payment and at least $10 million was outstanding under the line of credit at the time) or our 6.63% senior notes also would permit holders of our 6.63% senior notes to declare all outstanding 6.63% senior notes to be due and payable, together with accrued and unpaid interest and a make-whole premium.

The Insurance Policy Relating to the 15-Year
Senior Notes and the Insurer

The Insurance Policy

      We will enter into an insurance agreement with Ambac Assurance under which Ambac Assurance will issue a financial guaranty insurance policy relating to the 15-year senior notes. A form of this policy is attached to this prospectus supplement as Appendix A. The following summary of the terms of the insurance policy does not purport to be complete and is qualified in its entirety by reference to the insurance policy.

      Ambac Assurance has made a commitment to issue the insurance policy effective as of the date of issuance of the 15-year senior notes. Under the terms of the insurance policy, Ambac Assurance will pay to The Bank of New York in New York, New York, or any successor thereto, as insurance trustee, that portion of the principal of and interest on the 15-year senior notes that becomes “due for payment” but has not been paid by reason of “nonpayment” (as those terms are defined in the insurance policy) by us. Ambac Assurance will make the payments to The Bank of New York on the later of the date on which the principal and interest becomes due for payment or within one business day following the date on which Ambac Assurance shall have received notice of nonpayment from the trustee for the 15-year senior notes. The insurance policy will extend for the term of the 15-year senior notes and, once issued, cannot be canceled by Ambac Assurance or by us.

      The insurance policy will insure payment only on the stated maturity date, in the case of principal, and on interest payment dates, in the case of interest. In the event of any acceleration of the principal of the 15-year senior notes, the insured payments will be made at the times and in the amounts as would have been made had there not been an acceleration.

      If the trustee for the 15-year senior notes receives notice that any payment of principal of or interest on a 15-year senior note that has become due for payment and that is made to a holder by us or on our behalf has been deemed a preferential transfer and recovered from its holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, that holder will be entitled to payment from Ambac Assurance to the extent of the recovery if sufficient funds are not otherwise available from us.

      The insurance policy does not insure any risk other than nonpayment, as defined in the insurance policy. Specifically, the insurance policy does not cover:

•	payment on acceleration of the 15-year senior notes as a result of a call for redemption or as a result of any other advancement of maturity;

•	payment of any redemption, prepayment or acceleration premium; and

•	nonpayment of principal of or interest on the 15-year senior notes caused by the insolvency or negligence of the trustee for the 15-year senior notes.

      If it becomes necessary to call upon the insurance policy, payment of principal requires surrender of the 15-year senior notes to The Bank of New York together with an appropriate instrument of assignment so as to permit ownership of those 15-year senior notes to be registered in the name of Ambac Assurance to the extent of the payment under the insurance policy. Payment of interest pursuant to the insurance policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder’s right to payment to Ambac Assurance.

      Upon payment of the insurance benefits, Ambac Assurance will become the owner of the 15-year senior notes or the right to payment of principal of or interest on the 15-year senior notes and will be fully subrogated to the surrendering holder’s rights to payment.

      Regularly scheduled payments of the principal of and interest on the 30-year senior notes will not be insured. Accordingly, these payments will be the sole obligation of Otter Tail Corporation.

Ambac Assurance Corporation

      The information set forth in this section has been provided by Ambac Assurance Corporation. Neither we nor the underwriters make any representation as to the accuracy or completeness of this information.

      Ambac Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Territory of Guam. Ambac Assurance primarily insures newly issued municipal and structured finance obligations. Ambac Assurance is a wholly-owned subsidiary of Ambac Financial Group, Inc. (formerly AMBAC Inc.), a 100% publicly-held company. Moody’s,

Standard & Poor’s and Fitch Ratings have each assigned a triple-A financial strength rating to Ambac Assurance.

      The consolidated financial statements of Ambac Assurance and its subsidiaries as of December 31, 2001 and December 31, 2000, and for each of the years in the three-year period ended December 31, 2001, prepared in accordance with accounting principles generally accepted in the United States of America, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc. (which was filed with the SEC on March 26, 2002, SEC File No. 1-10777), the unaudited consolidated financial statements of Ambac Assurance and its subsidiaries as of March 31, 2002 and for the periods ended March 31, 2002 and March 31, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended March 31, 2002 (filed with the SEC on May 13, 2002); and as of June 30, 2002 and for the periods ended June 30, 2002 and June 30, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended June 30, 2002 (filed with the SEC on August 14, 2002), and the Current Reports on Form 8-K filed with the SEC on January 25, 2002, April 18, 2002, July 19, 2002 and August 14, 2002, as they related to Ambac Assurance, are hereby incorporated by reference into this prospectus supplement and are deemed to be a part of this prospectus supplement.

      Any statement contained in a document incorporated in this prospectus supplement by reference will be modified or superseded for the purposes of this prospectus supplement to the extent that the statement is modified or superseded by this prospectus supplement or by any other document incorporated by reference into this prospectus supplement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

      All information related to Ambac Assurance and its subsidiaries, including the financial statements of Ambac Assurance and its subsidiaries, that is contained in documents filed by Ambac Financial Group, Inc. with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of the offering of the 15-year senior notes will be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the respective dates of filing such documents.

      The following table sets forth the capitalization of Ambac Assurance and its subsidiaries as of December 31, 2000, December 31, 2001 and June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Ambac Assurance Corporation and Subsidiaries

Consolidated Capitalization Table
(Dollars in Millions)

	December 31,	December 31,	June 30,
	2000	2001	2002

			(unaudited)
Unearned premiums	$1,556	$1,790	$1,880
Other liabilities	581	888	1,138

	2,137	2,678	3,018

Stockholder’s equity:
Common stock	82	82	82
Additional paid-in capital	760	928	922
Accumulated other comprehensive income	82	81	142
Retained earnings	2,002	2,386	2,592

Total stockholder’s equity	2,926	3,477	3,738

Total liabilities and stockholder’s equity	$5,063	$6,155	$6,756

      For additional financial information concerning Ambac Assurance, see the financial statements of Ambac Assurance incorporated by reference in this prospectus supplement. Copies of the financial statements of Ambac Assurance incorporated by reference and copies of Ambac Assurance’s annual statement for the year ended December 31, 2001 prepared in accordance with statutory accounting standards are available, without charge, from Ambac Assurance. The address of Ambac Assurance’s administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York 10004 and (212) 668-0340.

      Ambac Assurance makes no representation regarding the 15-year senior notes or the advisability of investing in the 15-year senior notes and makes no representation regarding, nor has it participated in the preparation of, this prospectus supplement other than the information supplied by Ambac Assurance and presented under this heading “The Insurance Policy Relating to the 15-Year Senior Notes and the Insurer” and in the financial statements and other information related to Ambac Assurance and its subsidiaries incorporated in this prospectus supplement by reference.

Underwriting

       Under the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amount of the senior notes set forth opposite its name below:

	Principal	Principal
	amount	amount
	of 15-year	of 30-year
Underwriters	senior notes	senior notes

A.G. Edwards & Sons, Inc.	$26,000,000	$16,250,000
Edward D. Jones & Co., L.P.	10,000,000	6,250,000
Robert W. Baird & Co. Incorporated	4,000,000	2,500,000

Total	$40,000,000	$25,000,000

      Under the terms and conditions of the underwriting agreement, the underwriters have agreed to take and pay for all the senior notes, if any senior notes are taken.

      The underwriters have advised us that they propose to offer the senior notes to the public initially at the applicable public offering prices set forth on the cover of this prospectus supplement and to certain dealers at those prices, less a concession of 1.60% of the principal amount of the 15-year senior notes, in the case of the 15-year senior notes, and 2.00% of the principal amount of the 30-year senior notes, in the case of the 30-year senior notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 1.00% of the principal amount of the 15-year senior notes, in the case of the 15-year senior notes, and 1.75% of the principal amount of the 30-year senior notes, in the case of the 30-year senior notes, to certain other dealers. After the initial public offering of the senior notes, the public offering prices and concessions may be changed.

      Prior to this offering, there has been no public market for either series of senior notes. The underwriters have advised us that they intend to make a market in the senior notes. The underwriters will have no obligation to make a market in the senior notes, however, and may cease market-making activities, if commenced, at any time. The senior notes will not be listed on any securities exchange.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

      In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the prices of the 15-year senior notes or the 30-year senior notes, as applicable. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the 15-year senior notes or the 30-year senior notes, as applicable. If the underwriters create a short position in the 15-year senior notes or the 30-year senior notes, as applicable, in connection with the offering, i.e., if they sell a greater aggregate principal amount of those senior notes than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing senior notes of the same series in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the senior notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      We estimate that we will incur offering expenses of approximately $650,000, which includes the initial premium for the insurance policy for the 15-year senior notes.

      Each underwriter has engaged, and in the future may engage, in investment banking transactions with, and the provision of services to, us and our affiliates in the ordinary course of business.

Validity of the Senior Notes

       The validity of the senior notes will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota, and for the underwriters by Pillsbury Winthrop LLP, New York, New York.

Experts

       The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report, which is incorporated in this prospectus supplement and the accompanying prospectus by reference, and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Ambac Assurance Corporation and its subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001 are incorporated by reference in this prospectus supplement and the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement and the registration statement, upon the authority of that firm as experts in accounting and auditing.

Appendix A — Form of Insurance Policy Relating to the 15-Year Senior Notes

Financial Guaranty Insurance Policy	Ambac Assurance Corporation One State Street Plaza, 15th Floor New York, New York 10004 Telephone: (212) 668-0340

Obligor:	Policy Number:

Obligations:	Premium:

Ambac Assurance Corporation (Ambac), a Wisconsin stock insurance corporation, in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to The Bank of New York, as trustee, or its successor (the “Insurance Trustee”), for the benefit of the Holders, that portion of the principal of and interest on the above-described obligations (the “Obligations”) which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following written notification to Ambac of Nonpayment. Upon a Holder’s presentation and surrender to the Insurance Trustee of such unpaid Obligations or related coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Holder the amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and/or coupons and shall be fully subrogated to all of the Holder’s rights to payment thereon.

In cases where the Obligations are issued in registered form, the Insurance Trustee shall disburse principal to a Holder only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee duly executed by the Holder or such Holder’s duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. The Insurance Trustee shall disburse interest to a Holder of a registered Obligation only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee, duly executed by the Holder or such Holder’s duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Holders’ rights to payment on registered Obligations to the extent of any insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to a Holder by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Holder will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term “Holder” means any person other than (i) the Obligor or (ii) any person whose obligations constitute the underlying security or source of payment for the Obligations who, at the time of Nonpayment, is the owner of an Obligation or of a coupon relating to an Obligation. As used herein, “Due for Payment”, when referring to the principal of Obligations, is when the scheduled maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the scheduled date for payment of interest has been reached. As used herein, “Nonpayment” means the failure of the Obligor to have provided sufficient funds to the trustee or paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.

President Effective Date: THE BANK OF NEW YORK acknowledges that it has agreed to perform the duties of Insurance Trustee under this Policy. Form No.: 2B-0012 (1/01)	Secretary Authorized Representative Authorized Officer of Insurance Trustee

A-1

PROSPECTUS

OTTER TAIL CORPORATION

$200,000,000
Debt Securities

     This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000.

     We may offer and sell the debt securities directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution including the names of any underwriters, agents or dealers and any related underwriting arrangements. The “Plan of Distribution” section of this prospectus also provides more information on this topic.

     This prospectus may not be used to carry out offers or sales of the debt securities unless accompanied by a prospectus supplement.

     Our principal executive office is located at 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496 and our telephone number is (866) 410-8780.

     Investing in our debt securities involves risks. See “Risk Factors” beginning on page 7.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 11, 2002.

About This Prospectus

       This prospectus provides you with a general description of the debt securities we may offer. Each time we offer and sell debt securities, we will provide a prospectus supplement containing specific information about the terms of that offering and the debt securities being offered. The prospectus supplement may also add, update or change information in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus as to any inconsistent statement. You should read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” on page 27.

Otter Tail Corporation

       Otter Tail Corporation and its subsidiaries have operations in 48 states and 6 Canadian provinces. Our businesses have been classified into five segments: Electric, Plastics, Health Services, Manufacturing and Other Business Operations.

•	Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company. The electric utility operations have been our primary business since incorporation. Since 1990, we have diversified and made significant investments in the other segments.

•	Plastics consists of businesses producing polyvinyl chloride pipe in the Upper Midwest and Southwest regions of the United States.

•	Health Services consists of businesses involved in the sale of diagnostic medical equipment, supplies and accessories. These businesses also provide service maintenance, mobile diagnostic imaging, mobile positron emission tomography and nuclear medicine imaging, portable x-ray imaging and interim rental of diagnostic medical imaging equipment to various medical institutions located in 32 states.

•	Manufacturing consists of businesses in the following manufacturing activities: production of wind towers, frame-straightening equipment and accessories for the auto repair industry, custom plastic pallets, material and handling trays, horticultural containers, fabrication of steel products, contract machining and metal parts stamping and fabrication. These businesses are located primarily in the Upper Midwest and Utah.

•	Other Business Operations consist of businesses in electrical and telephone construction contracting, transportation, telecommunications, entertainment and energy services and natural gas marketing as well as the portion of corporate administrative and general expenses that are not allocated to other segments. These businesses operate primarily in the Upper Midwest, except for the transportation company which operates in 48 states and 6 Canadian provinces.

      Our electric operations are operated as a division of Otter Tail Corporation and our energy services and natural gas marketing operations are operated as indirect subsidiaries of Otter Tail Corporation. Substantially all the other businesses are owned by our wholly-owned subsidiary, Varistar Corporation.

      Otter Tail Corporation was incorporated in 1907 under the laws of the State of Minnesota. Our principal executive office is located at 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496 and our telephone number is (866) 410-8780. References in this prospectus to “Otter Tail Corporation,” “we,” “us” and “our” refer to Otter Tail Corporation excluding its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

Ratios of Earnings to Fixed Charges

       Our consolidated ratios of earnings to fixed charges for the periods indicated are as follows:

								Six Months
								Ended
	Year Ended December 31,							June 30,

	1997	1998		1999		2000	2001	2001	2002

Ratios of Earnings to Fixed Charges	3.31	3.51	(a)	4.86	(b)	3.96	4.24	4.13	3.82

(a)	Excludes the cumulative effect of a change in accounting.

(b)	Includes a pre-tax gain of approximately $14.5 million from the sale of radio station assets by us in October 1999.

      For purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest on long-term debt, amortization of debt expense, premium and discount, and the portion of interest expense on operating leases we believe to be representative of the interest factor.

Selected Consolidated Financial Data

       The selected consolidated financial data presented below are derived from our audited consolidated financial statements and related notes. This information is qualified in its entirety by and should be read together with our audited consolidated financial statements and related notes incorporated by reference in this prospectus. See “Where You Can Find More Information.”

	Year Ended December 31,

	1997	1998(2)	1999(3)(4)	2000(4)	2001

	(in thousands, except per share amounts)
Operating revenues	$399,327	$433,152	$489,244	$586,931	$654,132
Reported net income	32,346	34,520	45,295	41,042	43,603
Adjusted net income(1)	—	—	46,836	44,207	46,052
Reported basic earnings per share(5)(6)	1.29	1.36	1.75	1.59	1.69
Adjusted basic earnings per share(1)	—	—	1.82	1.72	1.79
Reported diluted earnings per share(5)(6)	1.29	1.36	1.75	1.59	1.68
Adjusted diluted earnings per share(1)	—	—	1.82	1.72	1.77
Dividends per common share(6)	0.93	0.96	0.99	1.02	1.04
Total assets	655,441	655,612	694,341	737,708	782,541
Long-term debt	189,973	181,046	180,159	195,128	227,360
Redeemable preferred stock	18,000	18,000	18,000	18,000	—

(1)	On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS 142 provides that goodwill and other intangible assets with indefinite useful lives should not be amortized, but tested for impairment at least on an annual basis. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We determined that as of January 1, 2002 goodwill was not impaired.

Adjusted net income, basic earnings per share and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 are presented in accordance with the transitional disclosures required by SFAS 142. Similar data is not provided for the years ended December 31, 1998 and 1997. Adjusted net income reflects the add back of goodwill amortization, net of tax, of $2,449,000 for 2001, $3,165,000 for 2000 and $1,541,000 for 1999. Adjusted basic earnings per share reflects the add back of goodwill amortization, net of tax, of 10 cents for 2001, 13 cents for 2000 and 7 cents for 1999. Adjusted diluted earnings per share reflects the add back of goodwill amortization, net of tax, of 9 cents for 2001, 13 cents for 2000 and 7 cents for 1999. Reported net income is the same as income from continuing operations for the periods presented.

(2)	In the first quarter of 1998, we changed our method of electric revenue recognition in the States of Minnesota and South Dakota from meter-reading dates to energy-

delivery dates. Basic and diluted earnings per share includes 16 cents per share related to the cumulative effect of the change in accounting principle.

(3)	During 1999 we sold radio station assets for a net gain of $8.1 million or 34 cents per share.

(4)	Restated to reflect the effects of two 2001 acquisitions accounted for under the pooling-of-interests method. The impact of the poolings on years prior to 1999 is not material.

(5)	Based on average number of shares outstanding.

(6)	Per-share data reflect the effect of a two-for-one stock split effective March 15, 2000.

Risk Factors

       You should carefully consider the risks described below as well as the other information included or incorporated by reference in this prospectus before making an investment decision with respect to our debt securities.

Our plans to grow and diversify through acquisitions may not be successful and could result in less growth than we anticipate.

      As part of our business strategy, we intend to acquire new businesses. We may not be able to identify appropriate acquisition candidates or successfully negotiate or finance any acquisitions. If we are unable to make acquisitions, we may be unable to realize the growth we anticipate. Future acquisitions could involve numerous risks including: difficulties in integrating the operations, services, products and personnel of the acquired business; the diversion of management’s attention from other business concerns; and the potential loss of key employees of the acquired business. If we are unable to successfully manage these risks, we could have increased costs with resulting reductions in net income in future periods and face increased investment of capital, management time and other resources, particularly with respect to underperforming acquisitions.

Volatile financial markets could restrict our ability to access capital and increase our borrowing costs and pension plan expenses.

      After the September 11, 2001 terrorist attacks on the U.S., the ongoing war on terrorism by the U.S. and the recent bankruptcies and reported financial difficulties of several major U.S. companies, conditions in the financial markets have become increasingly volatile and uncertain, even for financially healthy companies. These events and related future events could restrict our ability to access capital for capital expenditures, working capital or acquisitions. We periodically issue long-term debt to meet our financing requirements, including the refinancing of short-term and long-term debt as it becomes due. If our ability to access capital becomes significantly limited, our interest costs could increase substantially and, under extreme circumstances, we could default on our debt obligations, including the debt securities being offered.

      Changes in the U.S. capital markets can also have significant effects on our pension plan. Our pension income or expense is affected by the market performance of the assets in the master pension trust maintained for the pension plans for our employees, and by the discount rate used to determine the service and interest cost components of our net periodic pension cost (returns). If our pension plan assets do not achieve positive rates of return, our earnings may be less because we would be unable to recognize gains from the pension plan assets as income and, instead, under these circumstances, may need to provide additional funds to cover our obligations to employees under the pension plan.

A downgrade in our credit rating or other adverse actions by rating agencies could increase our borrowing costs and increase the risk of default on our debt obligations.

      In July 2002 Fitch Inc. and Moody’s Investors Service downgraded our long-term debt ratings one level, resulting in ratings of A+ and A2, respectively, on our senior unsecured debt. These rating changes did not lead to any required action under rating triggers or increased interest rates on our current debt outstanding. However, if our long-

term debt ratings were to be further downgraded, our ability to borrow would be adversely affected and our future borrowing costs would likely increase with resulting reductions in our net income in future periods. Further, if our credit ratings were downgraded below BBB- by Standard & Poor’s or Baa3 by Moody’s, we could be required to prepay our outstanding 6.63% senior notes and outstanding borrowings under our line of credit. In the event payment of that debt is required to be prepaid, we may not have sufficient funds, or the ability to access capital, to satisfy in full our debt obligations, which could result in a default on our debt obligations, including the debt securities being offered.

Increased federal and state environmental regulation could require us to incur substantial capital expenditures that could result in increased operating costs.

      We are subject to federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and health safety, which regulate the operation of existing facilities, the construction and operation of new facilities and the proper cleanup and disposal of hazardous waste and toxic substances. Compliance with these legal requirements requires us to commit significant resources and funds toward environmental monitoring, installation of pollution control equipment, payment of emission fees and securing environmental permits. In addition, these laws and regulations, among other things, require that environmental permits be obtained in order to construct or operate some facilities, and obtaining these environmental permits can entail significant expense and cause substantial construction delays. Failure to comply with environmental laws and regulations, even if caused by factors beyond our control, may result in civil or criminal penalties and fines.

      We cannot assure you that existing environmental laws and regulations will remain the same. New or revised laws or regulations could result in increased compliance costs, accelerated capital expenditures designed to meet the requirements of these laws and regulations and increased financing needs. We may be unable to recover through rates paid by our utility customers any additional capital and other costs incurred by our electric operations to comply with new or revised environmental laws or regulations.

We may experience fluctuations in revenues and expenses related to our electric operations, which may cause our financial results to fluctuate and could impair our ability to make scheduled payments on our debt obligations.

      A number of factors, many of which are beyond our control, may contribute to fluctuations in our revenues and expenses from electric operations, causing our net income to fluctuate from period to period. These risks include fluctuations in the volume and price of sales of electricity to other utilities, which may be affected by factors such as mergers and acquisitions of other utilities, geographic location of other utilities, transmission costs, unplanned interruptions at our generating plants and the effects of deregulation. Other risks include weather conditions, fuel and purchased power costs and the rate of economic growth or decline in our service areas. A decrease in revenues or an increase in expenses related to our electric operations may reduce the amount of funds available for our existing and future businesses, which could result in increased financing requirements or impair our ability to make scheduled payments on our debt obligations, including the debt securities being offered.

Actions by the regulators of our electric and health services operations could result in rate reductions, delays in recovering capital expenditures in rates or restrictions on our operations.

      The electric rates that we are allowed to charge for our electric services are one of the most important items influencing our financial position, results of operations and liquidity. The rates that we charge our electric customers are subject to review by state public utility commissions in Minnesota, North Dakota and South Dakota. An adverse decision by those state commissions concerning the level or method of determining electric utility rates, the authorized returns on equity or other regulatory matters, or any prolonged delay in rendering a decision in a rate or other proceeding (including with respect to the recovery of capital expenditures in rates), could result in lower revenues and net income. Moreover, anticipated higher operating costs and carrying charges on increased capital investment in plant relating to our electric operations, if not offset by proportionate increases in operating revenues and other income (including by appropriate rate increases), will affect future earnings.

      Our health services operations are subject to federal and state regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment of services. Our failure to comply with these regulations, or our inability to obtain and maintain necessary regulatory approvals, may result in adverse actions by regulators with respect to our health services operations, which actions may include fines, injunctions or civil penalties, operating restrictions or suspension of operations.

We may not be able to respond effectively to competition in the electric industry, which could result in reduced revenues and earnings.

      We may not be able to respond in a timely or effective manner to the many changes in the electric industry that may occur as a result of regulatory initiatives to increase competition. These regulatory initiatives may include deregulation of the electric utility industry in some markets and privatization of the electric utility industry in others. Although we do not expect retail competition to come to the States of Minnesota, North Dakota and South Dakota in the foreseeable future, we expect competitive forces in the electric supply segment of the electric business to continue to increase, which could reduce our revenues and earnings. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels.

Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

      Operation of electric generating facilities involves risks which can adversely affect energy output and efficiency levels. Most of our generating capacity is coal-fired. We rely on a limited number of suppliers of coal, making us vulnerable to increased prices for fuel and fuel transportation as existing contracts expire or in the event of unanticipated interruptions in fuel supply (particularly if we are unable to pass those price increases through to customers through energy cost adjustment clauses). Operational risks also include facility shutdowns due to breakdown or failure of equipment or processes, labor disputes, inability to comply with regulatory or permit requirements, disruptions in delivery of electricity, operator error and catastrophic events such as fires, explosions, floods or other similar occurrences affecting the electric generating facilities. The loss of a major generating facility would require us to find other sources of supply, if available, and expose us to higher purchased power costs.

Our plastic operations are highly dependent upon a limited number of third-party vendors for polyvinyl chloride, or PVC, resin. The loss of a key vendor, or any interruption or delay in the supply of PVC resin, could result in reduced sales or increased costs for our plastics business.

      We rely on a limited number of third-party vendors to supply the PVC resin used in our plastics business. Two vendors accounted for approximately 75% of our total purchases of PVC resin in each of 2000 and 2001 and approximately 60% of our total purchases of PVC resin during the six months ended June 30, 2002. The loss of a key vendor, or any interruption or delay in the supply of PVC resin, could disrupt our ability to deliver our plastic products, cause customers to cancel orders or require us to incur additional expenses to obtain PVC resin from alternative sources, if such sources were available.

Lower PVC resin prices and oversupply of PVC pipe in the markets served by our plastics business could result in decreased sales and lower gross margins for our plastics business.

      Gross margin percentages relating to our plastics business are sensitive to PVC resin prices and the demand for PVC pipe. Historically, when resin prices are rising or stable, margins and sales volume have been higher, and when resin prices are falling, sales volume and margins have been lower. Gross margins also decline when the supply of PVC pipe increases faster than demand, which sometimes occurs in softer economic conditions. Accordingly, falling resin prices combined with an oversupply of finished PVC pipe products could result in decreased sales, lower gross margins and reduced net income for our plastics business. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages for our plastics business or assume that historical trends will continue.

Cautionary Statement Regarding Forward-Looking Statements

       This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus or any prospectus supplement may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Otter Tail Corporation and its subsidiaries. Statements preceded by, followed by or that include the words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described in this prospectus, including under “Risk Factors,” and the documents incorporated by reference in this prospectus. Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

       Unless the applicable prospectus supplement indicates otherwise, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes, which may include, among other things, working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases. The prospectus supplement relating to a particular offering of debt securities by us will identify the use of proceeds for that offering.

Description of Debt Securities

General

      This section summarizes some of the general terms of the debt securities, which we may offer and sell in one or more distinct series from time to time. The prospectus supplement will describe the specific amounts, prices and other terms of the series of debt securities we are offering. The prospectus supplement also will indicate the extent, if any, to which some of the general terms may not apply to the series of debt securities being offered. If the information in the prospectus supplement with respect to the particular series of debt securities being offered differs from this prospectus, you should rely on the information contained in the prospectus supplement.

      We will issue the debt securities in one or more series under the indenture dated as of November 1, 1997 between us and U.S. Bank National Association (formerly First Trust National Association), as trustee. The indenture has been filed as an exhibit and is incorporated by reference into our registration statement which includes this prospectus. In this section, we include references in parentheses to specific sections of the indenture.

      The indenture does not limit the amount of debt securities we may issue under it at any time. We may issue additional debt securities under the indenture in one or more series from time to time with terms different from those of other debt securities already issued under the indenture.

      The following description of the material provisions of the indenture is only a summary. It is subject to and qualified in its entirety by reference to all the provisions of the indenture and the instrument under the indenture pursuant to which a particular series of debt securities will be issued, including the definitions of the terms used in the indenture and that instrument. We urge you to read the indenture because it, and not this description, defines your rights as holders of the debt securities. See “Where You Can Find More Information” for information on how to obtain copies of the indenture and the documents related to a particular series of debt securities issued under the indenture.

Ranking

      The debt securities will be unsecured and unsubordinated obligations of Otter Tail Corporation and will rank equally and ratably with our other current and future unsecured and unsubordinated debt. As of June 30, 2002, we had approximately $179.4 million of debt that would have ranked equally with the debt securities offered by this prospectus, including $50 million of debt securities outstanding under the indenture. The debt securities will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure this debt), including our outstanding first mortgage bonds, totaling $45.5 million at June 30, 2002. In addition, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the debt securities will be effectively subordinated to debt and other obligations at the subsidiary level because, as the common shareholder of our direct and indirect subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. As of June 30, 2002, our subsidiaries had approximately $30.7 million of aggregate outstanding debt. The indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

Terms

      The prospectus supplement, including any separate pricing supplement, relating to a series of debt securities being offered will describe the following terms, which will be established by us under the indenture pursuant to a supplemental indenture, a board resolution or an officer’s certificate:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the person or persons to whom interest on the offered debt securities will be payable if other than the persons in whose names the debt securities are registered;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the rate or rates, which may be fixed or variable, and/or the method of determination of the rate or rates at which the offered debt securities will bear interest, if any;

•	the date or dates from which interest, if any, will accrue, the interest payment dates on which interest will be payable and the regular record date for any interest payable on any interest payment date;

•	the place or places where:

—	the principal of or any premium or interest on the offered debt securities will be payable;

—	registration of transfer may be effected;

—	exchanges may be effected; and

—	notices and demands to or upon us may be served;

•	the security registrar for the offered debt securities and, if such is the case, that the principal of the offered debt securities will be payable without presentment or surrender thereof;

•	the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of the offered debt securities may be redeemed, in whole or in part, at our option;

•	our obligation or obligations, if any, to redeem or purchase any of the offered debt securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of the offered debt securities will be redeemed or purchased, in whole or in part, pursuant to that obligation, and applicable exceptions to the requirements of a notice of redemption in the case of mandatory redemption or redemption at the option of the holder;

•	the denominations in which the offered debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the currency of the United States, the currency or currencies, including composite currencies, in which payment of the principal of and any premium and interest on the offered debt securities will be payable;

•	if the principal of or any premium or interest on any of the offered debt securities will be payable, at the election of us or the holder, in a coin or currency other than in which the offered debt securities are stated to be payable, the period or periods within which and the terms and conditions upon which, the election will be made;

•	if the principal of or any premium or interest on the offered debt securities will be payable, or will be payable at the election of us or a holder, in securities or other property, the type and amount of securities or other property, or the formula or other method or other means by which the amount will be determined, and the period or periods within which, and the terms and conditions upon which, any such election may be made;

•	if the amount of payment of principal of or any premium or interest on the offered debt securities may be determined with reference to an index or other fact or event ascertainable outside the indenture, the manner in which the amounts will be determined;

•	if other than the principal amount of the offered debt securities, the portion of the principal amount of the offered debt securities which will be payable upon declaration of acceleration of the maturity;

•	any addition to the Events of Default applicable to the offered debt securities and any addition to our covenants for the benefit of the holders of the offered debt securities;

•	the terms, if any, pursuant to which the offered debt securities may be converted into or exchanged for shares of capital stock or other securities of Otter Tail Corporation or any other person;

•	the obligations or instruments, if any, which will be considered to be eligible obligations for the offered debt securities denominated in a currency other than U.S. dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of our indebtedness in respect of the debt securities after the satisfaction and discharge thereof;

•	if the offered debt securities will be issued in global form, any limitations on the rights of the holder to transfer or exchange the same or obtain the registration of transfer and to obtain certificates in definitive form in lieu of temporary form, and any and all other matters incidental to such debt securities;

•	if the offered debt securities will be issuable as bearer securities;

•	any limitations on the rights of the holders of the offered debt securities to transfer or exchange the debt securities or to obtain the registration of transfer, and if a service charge will be made for the registration of transfer or exchange of the offered debt securities, the amount or terms thereof;

•	any exceptions to the provisions governing payments due on legal holidays or any variations in the definition of business day with respect to the offered debt securities; and

•	any other terms of the offered debt securities, or any tranche thereof, not inconsistent with the provisions of the indenture. (Section 301)

      Although debt securities offered by this prospectus will be issued under the indenture, there is no requirement that we issue future debt securities under the indenture. Accordingly, we may use other indentures or documentation containing different provisions in connection with future issuances of our debt.

      We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to those debt securities will describe the federal income tax consequences and other special considerations applicable to them. In addition, if we issue any debt securities denominated in foreign currencies or currency units, the prospectus supplement relating to those debt securities will also describe any federal income tax consequences and other special considerations applicable to them.

      The indenture does not contain covenants or other provisions designed to afford holders of debt securities protection in the event of a highly-leveraged transaction or change of control involving us. If this protection is provided for the offered debt securities, we will describe the applicable provisions in the prospectus supplement relating to those debt securities.

Form, Exchange and Transfer

      Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities only in fully registered form without interest coupons and in denominations of $1,000 and integral multiples of $1,000. (Sections 201 and 302)

      At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

      Subject to the terms of the indenture and the limitations applicable to global securities, holders may present debt securities for exchange as provided above and for registration of transfer at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless the applicable prospectus supplement indicates otherwise, no service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge associated with the transfer or exchange. Debt securities presented or surrendered for registration of transfer or exchange must (if so required by us, the trustee or the security registrar) be duly endorsed or accompanied by an executed written instrument of transfer in form satisfactory to us, the trustee or the security registrar. (Section 305) Any transfer agent (in addition to the security registrar) initially designated by us for the offered debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. We are required to maintain a transfer agent in each place of payment for the debt securities of a particular series. We may maintain an office that performs the functions of the transfer agent. (Section 602) Unless the applicable prospectus supplement specifies otherwise, the trustee will act as security registrar and transfer agent with respect to each series of debt securities offered by this prospectus.

      We will not be required to execute or register the transfer or exchange of debt securities, or any tranche thereof, during a period of 15 days preceding the notice to be given identifying the debt securities called for redemption, or any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part. (Section 305)

      If a debt security is issued as a global security, only the depositary or its nominee as the sole holder of the debt security will be entitled to transfer and exchange the debt security as described in this prospectus under “Global Securities.”

Payment and Paying Agent

      Unless the applicable prospectus supplement indicates otherwise, we will pay interest on the offered debt securities on any interest payment date to the person in whose name the debt security is registered at the close of business on the regular record date. (Section 307)

      Unless the applicable prospectus supplement indicates otherwise, we will pay the principal of and any premium and interest on the offered debt securities at the office of the paying agent or paying agents as we may designate for that purpose from time to time. Unless the applicable prospectus supplement indicates otherwise, the corporate trust office of the trustee in New York, New York will be our sole paying agent for payment for each series of debt securities. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. We are required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Section 602)

      Any moneys deposited by us with the trustee or any paying agent for the payment of the principal of or any premium or interest on any offered debt securities which remain unclaimed at the end of two years after the applicable payment has become due and payable will be paid to us. The holder of that debt security, as an unsecured general creditor and not as a holder, thereafter may look only to us for the payment. (Section 603)

Redemption

      Any terms for the optional or mandatory redemption of the offered debt securities will be set forth in the applicable prospectus supplement. Except as otherwise provided in the applicable prospectus supplement with respect to debt securities that are redeemable at the option of the holder, the offered debt securities will be redeemable only upon notice by mail not less than 30 days nor more than 60 days prior to the redemption date. If less than all the debt securities of a series, or any tranche thereof, are to be redeemed, the particular debt securities to be redeemed will be selected by the securities registrar by the method as provided for the particular series, or in the absence of any such provision, by such method of random selection as the security registrar deems fair and appropriate. (Sections 403 and 404)

      Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the redemption date, of money sufficient to pay the principal of and any premium and interest on the offered debt securities. If sufficient money has not been so received, the notice will be of no force and effect and we will not be required to redeem the debt securities. (Section 404)

Consolidation, Merger, Conveyance or other Transfer

      Under the terms of the indenture, we may not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the corporation formed by the consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a person organized and existing under the laws of the United States, any state thereof or the District of Columbia and assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no Event of Default shall have occurred and be continuing; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel as provided in the indenture. (Section 1101)

Events of Default

      Each of the following will constitute an “Event of Default” under the indenture with respect to any series of debt securities:

•	failure to pay any interest on any debt securities of that series within 60 days after the same becomes due and payable;

•	failure to pay principal of or premium, if any, on any debt securities of that series within three business days after the same becomes due and payable;

•	failure to perform or breach of any of our other covenants or warranties in the indenture (other than a covenant or warranty in the indenture solely for the benefit of a series of debt securities other than that series) for 60 days after written notice to us by the trustee, or to us and the trustee by the holders of at least 33% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	the occurrence of events of bankruptcy, insolvency or reorganization relating to us; and

•	any other Event of Default specified in the applicable prospectus supplement with respect to debt securities of a particular series. (Section 801)

      An Event of Default with respect to a series of debt securities may not necessarily constitute an Event of Default with respect to debt securities of any other series issued under the indenture.

      If an Event of Default with respect to any series of debt securities occurs and is continuing, then either the trustee or the holders of not less than 33% in principal amount of the outstanding debt securities of that series may declare the principal amount (or if the debt securities of that series are original issue discount securities, such portion of the principal amount thereof as may be specified in the applicable prospectus supplement) of all of the debt securities of that series to be due and payable immediately. However, if an Event of Default occurs and is continuing with respect to more than one series of debt securities, the trustee or the holders of not less than 33% in aggregate principal amount of the outstanding securities of all such series, considered as one class, may make the declaration of acceleration and not the holders of the debt securities of any one of such series. (Section 802) There is no automatic acceleration, even in the event of our bankruptcy or insolvency.

      Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder has offered to the trustee reasonable security or indemnity. (Section 903) Subject to the provisions of the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of debt securities, the holders of a majority in aggregate principal amount of the outstanding debt securities of all those series, considered as one class, will have this right, and not the holders of any one series of debt securities. (Section 812)

      No holder of debt securities of any series will have any right to institute any proceeding related to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the debt securities of that series;

•	the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series have made written request to the trustee, and offered reasonable indemnity to the trustee, to institute the proceeding as trustee; and

•	the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after the notice, request and offer. (Section 807)

      Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the indenture, the holder of any debt security will have the right,

which is absolute and unconditional, to receive payment of the principal, premium, if any, and interest on that debt security and to institute suit for enforcement of any payment, and that right will not be impaired without consent of that holder. (Section 808)

      We will be required to furnish to the trustee annually, not later than October in each year, a statement by an appropriate officer as to the officer’s knowledge of our compliance with all conditions and covenants under the indenture, such compliance to be determined without regard to any period of grace or requirement of notice under the indenture. (Section 606)

Right to Cure

      At any time after the declaration of acceleration with respect to a series of debt securities has been made but before a judgment or decree for payment of the money due has been obtained, the Event or Events of Default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and the declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

—	all overdue interest, if any, on all debt securities of that series;

—	the principal of and premium, if any, on any debt securities of that series which have become due otherwise than by that declaration of acceleration and interest thereon at the rate or rates prescribed in the debt securities;

—	interest upon overdue interest, if any, at the rate or rates prescribed in the debt securities, to the extent payment of that interest is lawful; and

—	all amounts due to the trustee under the indenture; and

•	any other Event of Default with respect to the debt securities of that series, other than the non-payment of the principal of the debt securities of that series which has become due solely by the declaration of acceleration, have been cured or waived as provided in the indenture. (Section 802)

Modification and Waiver

      Without the consent of any holder of debt securities, we and the trustee may enter into one or more supplemental indentures to the indenture for any of the following purposes:

•	to evidence the assumption by any permitted successor to us of our covenants under the indenture and the debt securities; or

•	to add to our covenants or other provisions for the benefit of the holders of all or any series of outstanding debt securities or to surrender any right or power conferred upon us by the indenture; or

•	to add any additional Events of Default with respect to all or any series of outstanding debt securities; or

•	to change or eliminate any provision of the indenture or to add any new provision to the indenture, provided that if the change, elimination or addition will adversely affect the interests of the holders of any series of debt securities in any material respect, that change, elimination or addition will become effective with respect to that series only when the consent of the holders of that series so affected has been obtained or when there is no outstanding debt security of that series under the indenture; or

•	to provide collateral security for the debt securities; or

•	to establish the form or terms of any series of debt securities as permitted by the indenture; or

•	to provide for the authentication and delivery of bearer securities and coupons appertaining thereto representing interest, if any, thereon and for the procedures for the registration, exchange and replacement thereof and for giving of notice to, and the solicitation of the vote or consent of, the holders thereof and for any and all other matters incidental thereto; or

•	to evidence and provide for the acceptance of appointment of a separate or successor trustee under the indenture with respect to debt securities of one or more series and to add or to change any of the provisions of the indenture as will be necessary to provide for or to facilitate the administration of the trusts under the indenture by more than one trustee; or

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of debt securities; or

•	to change any place where:

—	the principal of and any premium and interest on any debt securities will be payable;

—	any debt securities may be surrendered for registration of transfer or exchange; and

—	notices and demands to or upon us in respect of the debt securities and indenture may be served; or

•	to cure any ambiguity, to correct or supplement any defective or inconsistent provision or to make or change any other provisions with respect to matters and questions arising under the indenture, provided that action does not adversely affect the interests of the holders of debt securities of any series in any material respect. (Section 1201)

      The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive our compliance with some restrictive provisions of the indenture. (Section 607) The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default:

•	in the payment of principal, premium or interest; and

•	related to certain covenants and provisions of the indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected. (Section 813)

      Without limiting the generality of the foregoing, if the Trust Indenture Act is amended after the date of the indenture in such a way as to require changes to the indenture or the incorporation of additional provisions or so as to permit changes to, or the elimination of provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect such amendment. (Section 1201)

      Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of the indenture pursuant to one or more supplemental indentures. However, if less than all of the series of outstanding debt securities are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of outstanding debt securities of all series so directly affected, considered as one class, will be required. Further, if the debt securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, tranches, then the consent only of the holders of a majority in aggregate principal amount of the outstanding debt securities of all tranches so directly affected, considered as one class, will be required.

      Without the consent of each holder of debt securities affected by the modification, no supplemental indenture may:

•	change the stated maturity of the principal of or any installment of principal of or interest on, any debt security; or

•	reduce the principal amount of the debt security; or

•	reduce the rate of interest on the debt security (or the amount of any installment of interest thereon) or change the method of calculating the rate; or

•	reduce any premium payable upon redemption of the debt security; or

•	reduce the amount of the principal of any original issue discount security that would be due and payable upon a declaration of acceleration of maturity; or

•	change the coin or currency (or other property) in which any debt security or any premium or the interest thereon is payable; or

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security (or, in the case of redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the outstanding debt securities of any series, or any tranche thereof, the consent of the holders of which is required for any such supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with any provision of the indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify certain of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, or any tranche thereof.

      A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of debt securities or one or more tranches thereof, or modifies the rights of the holders of debt securities of that series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of the holders of the debt securities of any other series or tranche. (Section 1202)

      The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the indenture as of any date, or whether or not a quorum is present at a meeting of holders:

•	debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of such other obligor (unless we, the affiliate or the obligor own all securities outstanding under the indenture, or all outstanding debt securities of each such series and each such tranche, as the case may be, determined without regard to this clause) will be disregarded and deemed not to be outstanding;

•	the principal amount of an original issue discount security that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof as provided in the indenture; and

•	the principal amount of a debt security denominated in one or more foreign currencies or a composite currency that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of the debt security (or, in the case of a debt security described in second bullet above, of the amount described in that clause). (Section 101)

      If we solicit from holders any request, demand, authorization, direction, notice, consent, election, waiver or other act, we may, at our option, by board resolution, fix in advance a record date for the determination of holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other act. If a record date is fixed, such request, demand, authorization, direction, notice, consent, election, waiver or other act may be given before or after that record date, but only the holders of record at the close of business on the record date will be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding debt securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, direction, waiver or other act, and for that purpose the outstanding debt securities will be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt security and the holder of every debt security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security. (Section 104)

Defeasance

      Unless the applicable prospectus supplement otherwise indicates, any debt securities, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the indenture, and, at our election, our entire indebtedness in respect of the debt securities will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent (other than us), in trust: (a) money in an amount which will be sufficient, or (b) eligible obligations (as described below), which do not contain provisions permitting the redemption or other prepaying at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with money, if any, deposited with or held by the trustee or the paying agent, will be sufficient, or (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and any premium and interest due and to become due on the debt securities or portions thereof. (Section 701)

      For this purpose, unless the applicable prospectus supplement otherwise indicates, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of the full faith and credit thereof, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof. (Section 101)

Resignation of Trustee

      The trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of the outstanding debt securities of a series. No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a trustee appointed by act of the holders of a majority in principal amount of the outstanding debt securities, if we have delivered to the trustee a board resolution appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the indenture, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the indenture. (Section 910)

Notices

      Notices to holders of debt securities will be given by mail to the addresses of the holders as they appear in the security register. (Section 106)

Title

      We, the trustee and any agent of ours or the trustee may treat the person in whose name a debt security is registered as the absolute owner (whether or not the debt security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

Governing Law

      The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent the law of any other jurisdiction is mandatorily applicable. (Section 112)

Limitation on Suits

      The indenture limits a holder’s right to institute any proceeding with respect to the indenture, the appointment of a receiver or trustee, or for any other remedy under the indenture. (Section 807)

Maintenance of Properties

      A provision in the indenture provides that we will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all our properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order and will cause (or, with respect to property owned in common with others, make reasonable effort to cause) to be made all necessary repairs, renewals, replacements, betterments and improvements, all as, in our judgment, may be necessary so that the business carried on in connection therewith may be properly conducted. However, nothing in this provision will prevent us from discontinuing, or causing the discontinuance of the operation and maintenance of any of our properties if the discontinuance is, in our judgment, desirable in the conduct of our business. (Section 605)

Concerning the Trustee

      U.S. Bank National Association, the trustee under the indenture, acts as agent for participants in our Automatic Dividend Reinvestment and Share Purchase Plan. In the ordinary course of business, U.S. Bank National Association and its affiliates have engaged, and may in the future engage, in commercial or investment banking transactions with us and our affiliates. U.S. Bank National Association is also the trustee under our first mortgage bond indenture.

Global Securities

      We may issue the debt securities, in whole or in part, in the form of one or more global securities, which will have an aggregate principal amount equal to that of the debt securities represented thereby.

      Unless it is exchanged in whole or in part for the individual debt securities it represents, a global security may be transferred only as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

      We will describe the specific terms of the depositary arrangement related to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

      Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement and will be deposited with the depositary or its nominee or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided in the indenture.

      As long as the depositary, or its nominee, is the registered holder of the global security, the depositary or nominee, as the case may be, will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the global security or any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered to be the owners or holders under the indenture relating to those debt securities.

      All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing these debt securities. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

      Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, which institutions we refer to as the participants, and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary and its participants. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee nor any of our or the trustee’s agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to beneficial interests.

Plan of Distribution

       We may sell the debt securities:

•	through underwriters or dealers;

•	directly to other purchasers;

•	through agents; or

•	through some combination of these methods.

      The applicable prospectus supplement will describe the terms of the offering of any debt securities, including the name or names of any underwriters, dealers or agents, the initial public offering price of the offered securities and the net proceeds to us from the sale, including any underwriting commissions, discounts or concessions allowed or reallowed or paid to dealers or other items constituting underwriters’ compensation.

Underwriters

      If underwriters are used in the sale, the offered debt securities will be acquired by the underwriters for their own account pursuant to an underwriting agreement with us and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement specifies otherwise, the obligations of the underwriters to purchase the offered debt securities will be subject to some conditions. The underwriters will be obligated to purchase all the offered debt securities if any of the securities are purchased. Underwriters may sell debt securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Any initial public offering price and any underwriting commissions or other items constituting underwriters’ compensation, including discounts or concessions allowed or reallowed or paid to dealers, may be changed from time to time.

Dealers

      If a dealer is used in the sale of any offered debt securities, we will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

Agents

      We may also sell offered debt securities through agents. Unless the prospectus supplement indicates otherwise, any agent will be acting on a reasonable efforts basis for the period of its appointment.

Direct Sales

      We may also directly sell offered debt securities to purchasers. In this case, no underwriters, dealers or agents would be involved in the offer and sale.

General Information

      Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be deemed underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement.

      Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered debt securities may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act, or to contribution regarding payments that the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

      The offered debt securities will be a new issue of securities with no established trading market. Unless the applicable prospectus supplement otherwise indicates, the debt securities are not expected to be listed on any securities exchange. Any underwriters or agents to or through whom we sell the debt securities for public offering and sale may make a market in the debt securities. The underwriters or agents are not obligated to make a market in the offered debt securities and may discontinue market making at any time without notice. We cannot predict the liquidity of the trading market for any debt securities.

      In connection with an offering of our debt securities, underwriters, dealers or agents may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of some bids or purchases for the purpose of preventing or slowing a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. Underwriters may also impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. If these activities are commenced, they may be discontinued at any time without notice. These transactions may be effected on any securities exchange on which the debt securities may be listed, in the over-the-counter market or otherwise.

Validity of Debt Securities

       The validity of the debt securities offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

Experts

       The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon that report given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges.

      The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002; and

•	our Current Report on Form 8-K filed on June 20, 2002.

      We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and before the effective date of the registration statement and after the date of this prospectus until we sell all of the debt securities offered by this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

      You can obtain a copy of any documents which are incorporated by reference in this prospectus or prospectus supplement, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at:

Shareholder Services

Otter Tail Corporation
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
1-800-664-1259

      You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the debt securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

OTTER TAIL CORPORATION

$40,000,000

5.625% Insured Senior Notes due October 1, 2017

$25,000,000

6.80% Senior Notes due October 1, 2032

A.G. Edwards & Sons, Inc.

Edward D. Jones & Co., L.P.
Robert W. Baird & Co.